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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-68870

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Three Rivers Brokerage, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Fifth Avenue, 9th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Wo — (212) 830-4521
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Patrick Wo, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Three Rivers Brokerage, LLC for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

CFO and Financial and Operations Principal

JENELL ALEXANDER-MOCTEZUMA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AL6258074
Qualified in Kings County
My Commission Expires 3/19/2016

Notary Public

THREE RIVERS BROKERAGE, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

THREE RIVERS BROKERAGE, LLC

Table of Contents

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THREE RIVERS BROKERAGE, LLC

Table of Contents

KPMG

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

To The Member
Three Rivers Brokerage, LLC:

We have audited the accompanying statement of financial condition of Three Rivers Brokerage, LLC (the "Company") as of December 31, 2014 (the "financial statement"). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Three Rivers Brokerage, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Roseland, New Jersey
February 26, 2015

Three Rivers Brokerage, LLC

Statement of Financial Condition
December 31, 2014

ASSETS		
Cash	$	61,468
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	$	5,000
Member's equity		56,468
	$	61,468

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Three Rivers Brokerage, LLC (the "Company") is an entity organized under the laws of the state of Delaware on April 11, 2011, and is a wholly-owned subsidiary of Three Rivers BD Holdings Limited ("TRBD"). TRBD is a wholly-owned subsidiary of Three Rivers Fund, L.P. ("TRF") a limited partnership organized under the laws of the state of Delaware. The Company will conduct business as a limited-purpose broker-dealer by acting as a private placement agent to offer interests in TRF. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and is depreciated on a straight-line method over its useful life of 3 years.

Income Taxes

The Company is a limited liability company, and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to formation.

2. Property and equipment

Details of property and equipment at December 31, 2014 are as follows:

Office equipment	$ 962
Less accumulated depreciation	(962)
	$ -

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company's net capital was approximately $56,000, which was approximately $51,000 in excess of its minimum requirement of $5,000.

4. Concentrations of credit risk

Substantially all of the assets of the Company are held by one bank. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Related party transactions

The Company is a party to an expense sharing agreement with The Williams Capital Group, L.P. ("WCG"), an entity related through common ownership. The general partner of WCG is also the general partner of TRF. Under the terms of the agreement, WCG charges the Company for its allocated share of certain overhead expenses. At the direction of the general partner of WCG and TRF, at December 31, 2014, indebtedness of $13,847 to WCG was forgiven and treated as a non-cash capital contribution on behalf of the sole member of the Company.

Pursuant to a lease agreement, the Company rents office space from WCG. The monthly rate for the period from January 1, 2014 to August 31, 2014 was $500 per month. As of September 1, 2014, the monthly rate decreased to $100 per month. The agreement is set to expire in October 2015.

Aggregate future lease payments for office space to the related party subsequent to December 31, 2014 are as follows:

Year ending December 31, 2015	$ 1,000
	$ 1,000

Due to the lack of revenues, the Company is reliant upon its parent to provide operating capital or any additional regulatory capital as appropriate.